Exhibit 3.3
LIMITED LIABILITY COMPANY AGREEMENT
OF
PAA GP LLC
A Delaware Limited Liability Company
     This LIMITED LIABILITY COMPANY AGREEMENT of PAA GP LLC (the “Company”), dated as of December 28, 2007 (this “Agreement”), is adopted, executed and agreed to by the sole Member (as defined below).
     1. Definitions. The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Agreement.
     “Available Cash” means, with respect to a fiscal quarter, all cash and cash equivalents of the Company at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the Member to (a) provide for the proper conduct of the business of the Company (including reserves for future capital expenditures and for anticipated future credit needs of the Company) subsequent to such quarter or (b) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Company is a party or by which it is bound or its assets or Property is subject; provided, however, that disbursements made by the MLP to the Company or cash reserves established, increased or reduced after the expiration of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, during such quarter if the Member so determines in its reasonable discretion.
     “Contribution and Assumption Agreement” means that certain Contribution and Assumption Agreement, dated as of December 28, 2007, by and between the Member and the Company.
     “Member” means Plains AAP, L.P., a Delaware limited partnership.
     “MLP” means Plains All American Pipeline, L.P., and any successor thereto.
     “MLP Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the MLP, dated as of June 27, 2001, as amended to date, and as such may be amended, supplemented or restated from time to time.
     “Property” means all assets, real or intangible, that the Company may own or otherwise have an interest in from time to time.
     2. Formation. The Company has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).
     3. Term. The Company shall have perpetual existence.

     4. Purposes. The purpose and business of the Company shall be to (a) act as the general partner of the MLP pursuant to the MLP Agreement, (b) hold the general partner interest in the MLP and (c) engage in any and all activities necessary or incidental to the foregoing.
     5. Sole Member. The Member shall be the sole member of the Company.
     6. Contributions. The Member has contributed the general partner interest in the MLP to the Company pursuant to the Contribution and Assumption Agreement. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.
     7. Distributions. The Member shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company. An amount equal to 100% of Available Cash with respect to each fiscal quarter of the Company shall be distributed to the Member within forty-five days after the end of such quarter.
     8. Management. (a) The management of the Company is fully reserved to the Member, and the Company shall not have “managers,” as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company.
     (b) The Member may designate one or more other persons to be officers of the Company. Officers are not “managers,” as that term is used in the Act. Any officers who are so designated shall have such titles and authority and perform such duties as the Member may delegate to them. Unless the Member decides otherwise, if the title is one commonly used for officers of a corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office. The salaries or other compensation, if any, of the officers of the Company shall be fixed by the Member. Any officer may be removed as such, either with or without cause, by the Member. Designation of an officer shall not of itself create contract rights.
     9. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect. No other event (including, without limitation, an event described in Section 18-801(4) of the Act) will cause the Company to dissolve.
     10. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).
     11. Amendments. This Agreement may be modified, altered, supplemented or amended at any time by a written agreement executed and delivered by the Member.

     IN WITNESS WHEREOF, the undersigned, being the sole Member of the Company, has caused this Limited Liability Company Agreement to be duly executed as of the 28th day of December, 2007.

PLAINS AAP, L.P.

By:	Plains All American GP LLC, its general partner

	By: Name:	/s/ Tim Moore Tim Moore
	Title:	Vice President

3